Exhibit 99.1

NYSE Release

BABCOCK & BROWN AIR TO ACQUIRE THREE AIRCRAFT,

INCREASING PORTFOLIO TO 62 AIRCRAFT

Dublin, Ireland, May 19, 2008 – Babcock & Brown Air Limited (NYSE: FLY) (“B&B Air”), a global lessor of commercial jet aircraft, today announced that it will acquire three aircraft, increasing its portfolio to 62 aircraft.

The new aircraft are:

•	One Airbus A320-200 on lease to Virgin America (U.S.)
•	One Boeing 737-800 on lease to Sky Airlines (Turkey)
•	One Boeing 757-200SF on lease to Icelandair (Iceland)

The three aircraft will cost approximately $103 million. The acquisitions are being funded from the Company’s five-year, $1.2 billion aircraft acquisition facility. Following these acquisitions, B&B Air will have purchasing capacity of $584 million remaining in this facility.

“These three attractive acquisitions continue our strategy of growing B&B Air’s fleet of modern, fuel-efficient aircraft leased to a diverse group of airlines around the world,” said Colm Barrington, CEO of Babcock & Brown Air. “The addition of these aircraft, on lease to three separate airlines, further enhances our portfolio and lessee base while increasing our cash flow per share.”

“We will continue to explore transactions that increase our revenues and further bolster the cash available for our quarterly dividends and to fuel our growth,” Barrington added. “This is our third group of acquisitions since November 2007. The B757 is the second freighter in our portfolio.”

The three aircraft have a weighted average age of 4.3 years and an average remaining lease term is 6.4 years. Following these acquisitions, B&B Air’s total portfolio of 62 aircraft will have a weighted average age of 6.2 years and an average remaining lease term of 5.6 years. The three aircraft will increase the Company’s annualized contracted base lease rentals by approximately $11.5 million. (All figures as of May 1, 2008.)

About Babcock & Brown Air

Babcock & Brown Air acquires and leases modern, high-demand commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. B&B Air is managed and serviced by Babcock & Brown Aircraft Management, the world’s fifth largest aircraft lessor. The Company was formed by Babcock & Brown Limited (ASX: BNB), a global investment and asset management group with more than 25 years of experience in aircraft leasing and financing. For more information, visit www.babcockbrownair.com.

Caution Concerning Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to plans, objectives, expectations and intentions and other statements contained in this release that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond B&B Air’s control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

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Contact:

Matt Dallas

Babcock & Brown

+ 1 212-796-3918

matt.dallas@babcockbrown.com